October 3, 2024

Marc Bell
Chief Executive Officer
Terran Orbital Corporation
6800 Broken Sound Parkway NW, Suite 200
Boca Raton, FL 33487

       Re: Terran Orbital Corporation
           Preliminary Proxy Statement on Schedule 14A
           Filed on September 9, 2024
           File No. 001-40170
Dear Marc Bell:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing
cc:   Rosa Testani